Mail Stop 4720

                                                                September 7,
2018



   Yue (Justin) Tang
   Chief Executive Officer and Chairman
   X Financial
   7-8F, Block A, Aerospace Science and Technology Plaza
   No. 168, Haide Third Avenue, Nanshan District
   Shenzhen, 518067, the People's Republic of China

          Re:    X Financial
                 Registration Statement on Form F-1
                 Filed August 28, 2018
                 File No. 333-227065

   Dear Mr. Tang:

          We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

          Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

          After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

   General

   1. We note that Section 7.7 of the Form of Deposit Agreement (Exhibit 4.3) contains an irrevocable waiver of jury trial. Please revise your description of American Depositary
          Shares to disclose this provision and to state that such a provision may limit a shareholder's ability to bring a claim in a manner that it finds favorable for disputes with the company and its directors, officers or other employees. Please also add a separately captioned risk factor addressing the impact of your jury trial waiver provision on investors.
 Yue (Justin) Tang
X Financial
September 7, 2018
Page 2

Summary of Significant Accounting Policies

Revenue Recognition, page F-16

2. We note your response to comment 2. Please revise to label the allowance for doubtful accounts of RMB 8,099,152 and RMB 175,799,647 as of December 31, 2016 and 2017,
       respectively, parenthetically on the face of the consolidated balance sheets "as restated".

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Michelle Miller at (202) 551-3368 or David Irving at
(202) 551-3321 if
you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at (202) 551-2326 or me at (202) 551-3391 with any other questions.

                                                             Sincerely,

                                                             /s/ Era Anagnosti

                                                             for Michael
Clampitt
                                                             Senior Counsel
                                                             Office of
Financial Services

cc:    Li He, Esq.